Exhibit 99.2

Director’s Share Dealing

London: Wednesday, November 23, 2016:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notification that Mr Michael Howell, Independent Non-executive Director, sold 10,000 ordinary shares of US$1.00 each in Chi-Med (the “Ordinary Shares”) at an average price of GBP18.83 per share on November 18, 2016 and November 21, 2016 under a personal share trading plan (the “Plan”).  Pursuant to the Plan, a total of 20,000 Ordinary Shares have now been sold. Previously under the Plan 10,000 Ordinary Shares were sold between October 24, 2016 and October 28, 2016 and announced on November 1, 2016. The Plan was put in place by Mr Howell to facilitate a financial settlement arising from a marital separation agreement.

Following the above sale of 10,000 Ordinary Shares, the holding of Mr Howell is 118,600 Ordinary Shares, representing approximately 0.20% of the current issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Michael Howell
2	Reason for the notification

a)	Position/status	Independent Non-executive Director of Chi-Med

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of US$1.00 each
	Identification code	DI ISIN: KYG4672N1016

ADS ISIN: US44842L1035

b)	Nature of the transaction	Sale of 5,000 Ordinary Shares on November 18, 2016 and 5,000 Ordinary Shares on November 21, 2016 at an average price of GBP18.83

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP18.80	5,000
		GBP18.90	3,000
		GBP18.80	2,000

d)	Aggregated information	Aggregated volume: 10,000
	— Aggregated volume	Price information: GBP18.83
— Price

e)	Date of the transaction	2016-11-18 - disposal of 5,000 Ordinary Shares
2016-11-21 - disposal of 5,000 Ordinary Shares

f)	Place of the transaction	London Stock Exchange (XLON)

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi-med.com.

Contacts

Investor Enquiries

Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500